9M

05012824

Report on the First Nine Months of 2005

Prepared in accordance with International Financial Reporting Standards, IFRSs (unaudited) 82-4023

The report on the first nine months of 2005 was prepared in accordance with the International Financial Reporting Standards (IFRSs) (unaudited). The same accounting policies were used in this report as in the annual financial statements for 2004.

- Sales in Q3/2005 plus 11 % to €261.7 million
- EBIT plus 75 % to €32.6 million compared to Q3/2004
- After tax profit of €23.6 million in 9M/2005 after €7.5 million in year earlier period
- Net debt reduction to €300 million as of Sept. 30, 2005 (compared to €342 million as of June 30, 2005)
- Equity ratio 28 % as of Sept. 30, 2005 (compared to 24 % as of June 30, 2005)
- Ongoing favourable development anticipated in Q4/2005

Financial Highlights (unaudited)

	First Nine Months	
(€ million)	**2005**	2004
Sales revenue	**778.1**	688.0
Gross profit	**229.8**	199.4
EBITDA	**137.2**	106.8
EBIT	**86.4**	60.4
Return on sales[1]	**11.1 %**	8.8 %
Net profit from continuing operations	**23.6**	7.5
Net loss from discontinued operations	**–**	– 8.7
Net profit before minority interests	**23.6**	– 1.2
Earnings per share (in €)	**0.42**	– 0.02
Operational cash flow from continuing operations[2]	**92.8**	75.6

	Sept. 30,	Dec. 31,
(€ million)	**2005**	2004
Total assets	**1,156**	1,315
Equity	**326**	282
Net debt	**300**	321
Debt ratio (gearing)[3]	**0.9**	1.1
Equity ratio[4]	**28.2 %**	21.4 %

[1] EBIT divided by sales revenue
[2] Without currency exchange rate effects
[3] Net debt divided by shareholders' equity
[4] Equity divided by total assets

Effective January 6, 2005. SGL Carbon concluded the sale of its investment in SGL ACOTEC GmbH, which included SGL's Surface Protection business. The effects resulting from this transaction were already recognised in the annual financial statements for 2004. The Process Technology (PT) business remaining in the Group was integrated within the Specialties (S) Business Area together with the Graphite Specialties (GS) business. Only the comparable results of continuing operations are presented in this interim report.

According to IFRS 2, share-based payments such as stock option plans and share bonus programs for employees and members of senior management are included under staff costs, effective January 1, 2005. Based on current calculation, this change burdens the result of the segments and corporate costs by a total of approximately €2 million each quarter in 2005.

As already discussed at the year-end press conference in March 2005, the extraordinary restructuring measures have now been largely completed. Therefore, profit from operations (EBIT) no longer includes a separate presentation of restructuring expenses.

Business Development in the Group

Consolidated Income Statement (unaudited)

	First Nine Months	
(€ million)	2005	2004
Sales revenue	**778.1**	688.0
Gross profit	**229.8**	199.4
Selling, administrative, research and other income/expense	**– 143.4**	– 139.0
Profit from operations (EBIT)	**86.4**	60.4[1]
Net financing costs	**– 45.4**	– 45.4
Profit (loss) before tax	**41.0**	15.0
Income taxes	**– 17.4**	– 7.5
Net profit (loss) from continuing operations	**23.6**	7.5
Net profit (loss) from discontinued operations	**–**	– 8.7
Net profit (loss) before minority interests	**23.6**	– 1.2
Earnings per share (in €, basic)	**0.42**[2]	– 0.02

[1] Comparable EBIT for 9M/2004 is calculated as follows: reported EBIT after restructuring expenses amounted to €39.4 million in 9M/2004. Taking into consideration the €12.6 million operating loss from the divested Surface Protection business, the discontinuation of the €4.7 million scheduled goodwill amortization in accordance with IFRS 3, and the reclassification of the interest on the North American pension provisions of €3.7 million, which are now unified and shown in the net financing costs, the comparable EBIT of €60.4 million results.

[2] In 9M/2005, approximately 56.4 million shares were outstanding on average.

Despite the seasonally weaker third quarter, consolidated sales after 9M/2005 increased 13.1% to €778.1 million due to the strong development of demand in all three business areas. Adjusted for foreign currency changes, sales grew by 14.4%. EBIT rose by a disproportionately higher rate than sales from comparable €60.4 million the previous year to €86.4 million, corresponding to an increase of 43.0%. The principal reasons for the strong growth in earnings were the ongoing favourable developments in CG, the profit contributions from GS and PT as well as the positive results from SGLT which benefited from the earnings contribution out of the AUDI cooperation agreement. In addition, cost savings of about €14 million supported the earnings growth in 9M/2005.

Details of Net Financing Costs

	First Nine Months	
(€ million)	2005	2004
Interest expense (net)	**– 21.9**	– 22.2
Interest expense on pensions	**– 10.1**	– 10.0
Interest expense on antitrust (non-cash)	**– 5.0**	– 5.3
Total interest expense, net	**– 37.0**	– 37.5
Currency and hedging valuation adjustments of antitrust liabilities (non-cash)	**– 0.9**	– 2.0
Amortization of refinancing costs (non-cash)	**– 4.4**	– 2.8
Other	**– 3.1**	– 3.1
Total other financing expenses	**– 8.4**	– 7.9
Net financing costs	**– 45.4**	– 45.4

First nine months 2005 net financing costs of €45.4 million were burdened with €4.2 million of one-time and non-cash measures in Q3/2005. These were

- the reduction of the US-Dollar credit facility from $112 million to $80 million in September 2005, which led to the write-off of previously amortised refinancing expenses in Q3/2005 (€1.5 million),
- the early repayment of the remaining North American antitrust fines of around €54 million, which had a final effect from the accrued interest (€1.7 million) in Q3/2005 and
- a lower market value of interest derivatives (€1.0 million) based on the mark-to-market valuation on September 30, 2005.

Profit before and after tax

Profit before income taxes amounted to €41.0 million after nine months 2005 compared to €15.0 million in the same year earlier period. With a tax rate of approximately 42 %, consolidated net profit in 9M/2005 more than tripled to €23.6 million (9M/2004: €7.5 million). Taking into consideration the loss from the divested Surface Protection business, profit after tax rose from €–1.2 million in the first nine months of 2004 to €23.6 million in the reported period. Earnings per share thus amounted to €0.42 compared to the comparable figure of €–0.02 after 9M/2004.

Financial Position

Consolidated Balance Sheet (unaudited)

(€ million)	Sept. 30, 2005	Dec. 31, 2004
Assets		
Intangible assets	84	85
Property, plant and equipment	336	345
Long-term investments	31	30
Deferred tax assets	137	130
Non-current assets	**588**	590
Inventories	270	248
Trade receivables	204	184
Other current assets	34	36
Cash and cash equivalents	60	65
Restricted cash for repayment of convertible bond	–	51
Restricted cash for antitrust payments	–	77
Current assets	**568**	661
Assets held for sale	–	64
Total assets	**1,156**	1,315

(€ million)	Sept. 30, 2005	Dec. 31, 2004
Equity and liabilities		
Equity including minority interests	**326**	282
Non-current financial liabilities	335	353
Provisions for pensions and other employee benefits	158	156
Deferred tax liabilities	44	45
Other non-current liabilities	2	37
Other non-current provisions	22	19
Non-current liabilities	**561**	610
Financial liabilities	8	63
Trade payables	75	91
Other liabilities	55	79
Other provisions	131	126
Current liabilities	**269**	359
Liabilities held for sale	–	64
Total equity and liabilities	**1,156**	1,315

Compared to December 31, 2004 (€1,315 million), total assets as of September 30, 2005, were substantially reduced to €1,156 million due to

- the complete redemption of the convertible bond out of the existing cash escrow (€50 million),
- the early repayment of the North American antitrust fines and the redemption of the associated currency hedging instruments out of the existing cash escrow in Q3/2005 (€54 million),

- the scheduled payments of €15 million to the U.S. antitrust authorities in H1/2005,
- the reduction of the US-Dollar credit facility by around €23 million in September 2005 by utilising cash on the balance sheet and
- the sale of the Surface Protection business on January 6, 2005 (€64 million).

Currency movements (mainly the US-Dollar, the Canadian Dollar, and the Polish Zloty) have had an expansive effect on the balance sheet of €49 million.

Working Capital (unaudited)

(€ million)	Sept. 30, 2005	Dec. 31, 2004
Inventories	270	248
Trade receivables	204	184
Less trade payables	– 75	– 91
Working Capital	399	341

The increase in working capital by €58 million over the year-end 2004 resulted from higher business activities in all segments, especially at CG and SGLT. Excluding currency effects of €15 million, an operational increase in working capital of €43 million remains. Despite the higher level, we were able to reduce the average days working capital from 151 at September 30, 2004, to 140 at September 30, 2005. For Q4/2005, we expect a seasonally lower level of working capital compared to the level at September 30, 2005. Nevertheless, working capital at the end of 2005 will be higher than at the end of 2004 due to the substantially higher sales development this year.

Statement of Changes in Consolidated Equity (unaudited)

(€ million)	First Nine Months 2005	Equity Ratio
Balance at January 1	282	21.4 %
Capital increase	2	
Net profit from continuing operations	24	
Currency exchange rate differences and other	18	
Balance at September 30	326	28.2 %

The equity ratio substantially improved to 28.2 % at September 30, 2005, compared to 21.4 % at the beginning of this year due to the measures detailed in the chapter Consolidated Balance Sheet as well as the net profit of €23.6 million in the first nine months 2005.

Net Debt (unaudited)

(€ million)	Sept. 30, 2005	Dec. 31, 2004
Financial debt (including convertible bond as of Dec. 31, 2004)	343	416
Refinancing costs	17	21
Restricted cash for convertible bond		– 51
Unrestricted cash and cash equivalents	– 60	– 65
Net debt	300	321

Net debt at September 30, 2005, decreased to €300 million from €321 million at the end of 2004 mainly due to the operational free cash flow generation of €20.8 million in the first nine months 2005. Gearing improved to 0.9, achieving a value below 1 for the first time in years (31.12.2004: 1.1). We continue to expect net debt at the end of 2005 to be below €300 million.

Financial Condition

Consolidated Cash Flow Statement (unaudited)

(€ million)	First Nine Months 2005	2004
Profit from operations (EBIT)	**86.4**	60.4
Depreciation	50.8	46.4
EBITDA	**137.2**	106.8
Decrease (increase) in working capital	– 44.4	– 31.2
Operational cash flow	**92.8**	75.6
Other operating cash sources (uses)	– 55.3	– 39.6
Cash provided by operating activities before antitrust payments	**37.5**	36.0
Payments relating to antitrust proceedings[1]	– 69.4	– 42.6
Cash used by operating activities	**– 31.9**	– 6.6
Capital expenditures	– 27.5	– 25.9
Other investing activities	10.8	– 2.4
Cash used in investing activities	**– 16.7**	– 28.3
Free Cash Flow[2]	**20.8**	7.7
Net change in financial liabilities	– 86.7	– 44.9
Payments in connection with refinancing	– 0.8	– 23.9
Net proceeds from capital increase	1.9	245.3
Cash provided by (used in) financing activities	**– 85.6**	176.5
Cash used in discontinued operations	–	– 8.6
Effect of foreign exchange rate changes	1.5	0.3
Net increase (decrease) in cash and cash equivalents	– 132.7[3]	133.3
Cash and cash equivalents at beginning of the year	192.7	46.1
Cash and cash equivalents at end of nine months	**60.0**	179.4

[1] From restricted cash account for antitrust payments
[2] Cash provided by operating activities before antitrust payments less cash used in investing activities
[3] Net decrease in cash of €132.7 million results from the payment of the ~~remaining~~ North American antitrust liabilities, the redemption of the convertible bond, and the reduction of the US-Dollar credit facilities

Details of other operating cash sources (uses)[1] (unaudited)

(€ million)	First Nine Months 2005	2004
Interest payments (net)	– 27.1	– 21.2
Cash interest expense for pensions	– 5.7	– 9.5
Other cash components of financial result (net)	– 2.9	– 2.3
Cash restructuring expense	– 3.1	– 6.3
Tax payments	– 12.1	– 8.3
Bonus payments/accruals	2.8	6.5
Other cash payments	– 7.2	1.5
Other operating cash sources (uses)	**– 55.3**	– 39.6

[1] adjusted by currency effects

SGL Carbon achieved a positive operating cash flow of €92.8 million in the first nine months of 2005 compared to €75.6 million in the year earlier period. Higher profit contributions from operating activities were again partially offset by a temporary build up of working capital, which was largely attributable to servicing higher than expected demand. Other operating cash uses increased to €55.3 million in the reporting period from €39.6 million in the first nine months 2004. The main reason for this was the corporate bond, which was issued in February 2004. Two semi-annual interest payments for this bond were made in February and August 2005, while in 2004, only one interest payment was made in August. Further causes were higher tax payments and

bonus payments in 2005, since the Board of Management and 156 members of senior management waived their bonuses in 2004 as part of the refinancing and capital increase efforts of the Company. As a result, net cash provided by operating activities before antitrust payments amounted to €37.5 million in the first nine months 2005 compared to €36.0 million in the same year earlier period.

Payments made in connection with antitrust proceedings consisted of the scheduled payments to the North American antitrust authorities of €15.1 million in H1/2005 as well as the premature and complete payment of the remaining North American antitrust liabilities and the closing of the associated currency hedging instruments in Q3/2005 out of the restricted cash account for antitrust payments (around €54 million).

Capital expenditures of €27.5 million slightly exceeded the previous year's figure of €25.9 million, and was €23.3 million below depreciation of €50.8 million during the reporting period, compared to €46.4 million in the first nine months 2004. This resulted in free cash flow for the first nine months 2005 of €20.8 million compared to €7.7 million in the comparable 2004 period.

Segment Reporting

Carbon and Graphite [CG]

	First Nine Months	
(€ million)	**2005**	2004
Sales revenue	**468.0**	412.6
EBITDA	**121.4**	93.7
Profit from operations (EBIT)	**90.0**	70.9
Return on sales	**19.2 %**	17.2 %

Sales increased by 13.4 % to €468.0 million in the first nine months 2005. Adjusted for foreign currency changes, sales growth was 15.4 %. Due to the continuing good demand for graphite electrodes, higher prices and ongoing cost reduction measures, EBIT in the reporting period increased by 26.9 % to €90.0 million. The slightly lower return on sales compared to H1/2005 (19.4 %) is a result of the seasonally typical lower production volumes in the third quarter. The average price for graphite electrodes increased by 13 % in US-Dollar and by 5 % in Euro compared to the first nine months of the previous year. Total shipments amounted to 165.000 metric tons in the first nine months of this year, 7.8 % higher than in the comparable period last year (153.000 metric tons). As expected, raw material and energy costs increased by around 10 %.

For the full year 2005 we are expecting a sales increase comparable to the growth in the first nine months 2005 and an EBIT, which will again show a more than proportionate growth by up to 30 % over the full year 2004.

Specialties [S]

	First Nine Months	
(€ million)	**2005**	2004
Sales revenue	**188.1**	176.1
EBITDA	**23.8**	25.8
Profit from operations (EBIT)	**13.9**	14.4
Return on sales	**7.4 %**	8.2 %

Due to a good development in demand particularly from the industrial and automotive industries, sales in the reporting period increased by 6.8 % to €188.1 million. Currency movements had no impact on the sales growth. EBIT in Q3/2005 increased by a strong 42.9 % to €6.0 million compared with Q3/2004, with the improvement coming from both GS and PT. Due to the weak Q1/2005, the Specialties EBIT in the first nine months 2005 remained marginally below the strong year earlier period, whereby PT's result was already significantly above the comparable 2004 result, but GS's still slightly below.

For the full year 2005 we expect Specialties to achieve a sales increase of about 5 % and a more than proportionate growth in EBIT of slightly above 10 % over the full year 2004.

SGL Technologies [T]

	First Nine Months	
(€ million)	2005	2004
Sales revenue	**120.2**	97.9
EBITDA	**12.6**	3.9
Profit from operations (EBIT)	**3.1**	– 6.0
Return on sales	**2.6 %**	– 6.1 %

Due to the continued good demand for Fibres, Composites and Brakes, sales rose by 22.8% to €120.2 million. After adjusting for foreign currency changes, growth amounted to 23.8%. The EBIT in the first nine months 2005 of €3.1 million benefited from a low single digit million profit contribution from the AUDI cooperation agreement in Q3/2005, as already announced in our H1/2005 report.

For the full year 2005, we continue to expect a break even in EBIT compared to a loss of €10 million in the year 2004.

Corporate Costs

	First Nine Months	
(€ million)	2005	2004
Other revenue	**1.8**	1.4
Corporate costs	**– 20.6**	– 18.9

Corporate costs increased from €18.9 million in the first nine months 2004 to €20.6 million in the reporting period. This was primarily attributable to expenses in connection to the implementation of the Sarbanes-Oxley Act as well as the first time inclusion of share-based remuneration components under the provisions of IRFS 2 from January 1, 2005, onwards and higher bonus accruals compared to 2004.

Employees

The number of employees in the Group remained virtually unchanged at 5,096 as of September 30, 2005, compared to a total of 5,097 as of June 30, 2005, thereby remaining below the level of 5,109 as of December 31, 2004.

Outlook

Group EBIT in Q4/2005 is expected to be lower than in Q3/2005 due to the shortfall of the profit contribution from the AUDI cooperation agreement as well as a traditionally weak December in GS. Nevertheless, EBIT in Q4/2005 will likely be more than four times as high as the result of Q4/2004 (€5.2 million).

For the full year 2005 we anticipate group sales to increase a little above 10% and group EBIT to rise more than proportionately to above 60% as well as a positive after tax result.

Quarterly Sales Revenue & Profit from Operations (EBIT) by Segment (unaudited)

€ million	Q1	Q2	Q3	Q4	2004 Full Year	Q1	Q2	Q3	2005 9M
Sales revenue									
Carbon and Graphite	122.6	149.5	140.5	142.9	555.5	142.9	168.2	156.9	**468.0**
Specialties	58.1	57.2	60.8	59.7	235.8	57.3	66.3	64.5	**188.1**
SGL Technologies	29.8	34.7	33.4	35.3	133.2	37.5	43.0	39.7	**120.2**
Other	0.5	0.6	0.3	0.3	1.7	0.6	0.6	0.6	**1.8**
	211.0	242.0	235.0	238.2	926.2	238.3	278.1	261.7	**778.1**

€ million	Q1	Q2	Q3	Q4	2004 Full Year	Q1	Q2	Q3	2005 9M
Profit (loss) from operations (EBIT)									
Carbon and Graphite	17.9	27.5	25.5	18.8	89.7	26.7	33.6	29.7	**90.0**
Specialties	5.3	4.9	4.2	0.8	15.2	1.3	6.6	6.0	**13.9**
SGL Technologies	– 1.8	– 2.1	– 2.1	– 4.1	– 10.1	– 0.6	0.0	3.7	**3.1**
Corporate	– 4.7	– 5.2	– 9.0	– 10.4	– 29.3	– 6.5	– 7.3	– 6.8	**– 20.6**
	16.7	25.1	18.6	5.1	65.5	20.9	32.9	32.6	**86.4**

Quarterly Consolidated Income Statement (unaudited)

€ million	Q1	Q2	Q3	Q4	2004 Full Year	Q1	Q2	Q3	2005 9M
Sales revenue	211.0	242.0	235.0	238.2	926.2	238.3	278.1	261.7	**778.1**
Cost of sales	– 151.5	– 168.9	– 168.2	– 174.8	– 663.4	– 174.0	– 191.2	– 183.1	**– 548.3**
Gross profit	59.5	73.1	66.8	63.4	262.8	64.3	86.9	78.6	**229.8**
Selling/administrative/R&D/other	– 42.8	– 48.0	– 48.2	– 58.3	– 197.3	– 43.4	– 54.0	– 46.0	**– 143.4**
Profit (loss) from operations (EBIT)	16.7	25.1	18.6	5.1	65.5	20.9	32.9	32.6	**86.4**
Net financing costs	– 15.2	– 16.2	– 14.0	– 15.1	– 60.5	– 13.1	– 14.7	– 17.6	**– 45.4**
Profit (loss) before tax	1.5	8.9	4.6	– 10.0	5.0	7.8	18.2	15.0	**41.0**
Income taxes	– 0.9	– 2.5	– 4.1	6.3	– 1.2	– 4.1	– 7.4	– 5.9	**– 17.4**
Net profit (loss) from continuing operations	0.6	6.4	0.5	– 3.7	3.8	3.7	10.8	9.1	**23.6**
Net loss from discontinued operations	– 4.0	– 2.7	– 2.0	– 76.8	– 85.5	–	–	–	**–**
Net profit (loss) before minority interests	– 3.4	3.7	– 1.5	– 80.5	– 81.7	3.7	10.8	9.1	**23.6**

Important note:

This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, ongoing restructuring measures and unforeseeable occurrences in conjunction with the reviews to be performed by the European antitrust authorities. SGL Carbon does not intend to update these forward-looking statements.

SGL CARBON GROUP

SGL CARBON AG
Head Office
Investor Relations

Rheingaustrasse 182
D-65203 Wiesbaden
Phone +49 (611) 60 29-0
Fax +49 (611) 60 29-101
e-mail cpc@sglcarbon.de
www.sglcarbon.com